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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~59539~~ 53593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningstar Investment Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 West Washington Street
(No. and Street)

Chicago	Illinois	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Scott Schilling (312) 696-6168

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0812-1009148_condition

AFFIRMATION

I, D. Scott Schilling, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Morningstar Investment Services, Inc. as of December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

D. Scott Schilling

Signature

Chief Compliance Officer and FINOP

Title

HEIDI T. MILLER
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
July 13, 2010

Heidi T. Miller

0812-1009148_condition

Morningstar Investment Services, Inc.

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Tel: 312 879 2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Morningstar Investment Services, Inc.

We have audited the accompanying statement of financial condition of Morningstar Investment Services, Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morningstar Investment Services, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2009

Morningstar Investment Services, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 1,983,382
Fees receivable	1,796,007
Securities owned	2,312,015
Due from Parent	4,809,146
Deferred tax asset, net	193,997
Capitalized software and computer equipment – net of accumulated depreciation of $413,303	28,060
Other assets	28,797
Total assets	$ 11,151,404
Liabilities and shareholder's equity	
Accounts payable and accrued expenses	$ 1,363,380
Shareholder's equity:	
Common stock – $0.01 par value; 10,000 shares authorized; 100 shares issued	1
Additional paid-in capital	23,573,373
Accumulated deficit	(13,785,350)
Total shareholder's equity	9,788,024
Total liabilities and shareholder's equity	$ 11,151,404

See notes to statement of financial condition.

Morningstar Investment Services, Inc.

Notes to Statement of Financial Condition

December 31, 2008

1. General

Basis of Presentation

The accompanying financial statements include the accounts of Morningstar Investment Services, Inc. (the Company, we, our), a wholly owned subsidiary of Morningstar, Inc. (the Parent).

Nature of Operations

The Company, a Delaware corporation, is a securities broker/dealer and investment advisor registered with the Securities and Exchange Commission (the SEC) and provides discretionary portfolio-management services for financial advisors and intermediaries.

2. Summary of Significant Accounting Policies

Management's Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and overnight repurchase investments with original maturities of three months or less. We state them at cost, which approximates fair market value.

Revenue Recognition

Advisory fees and shareholder servicing fees from assets under management are recognized in the period the assets are under management.

Cost of Services

Cost of services primarily represents fees paid by the Company to a third party provider of back-office services, including account maintenance and record keeping for assets under management.

2. Summary of Significant Accounting Policies (continued)

Fees Receivable

Fees receivable represent advisory fees and shareholder servicing fees collected from third parties on behalf of the Company and are recorded at their net realizable value.

Securities Owned

Securities owned represent shares owned in various mutual funds, stocks, and exchange-traded funds. Securities owned are carried at market value based on current market quotes, which approximate fair value. Realized and unrealized gains and losses on securities are included in revenues in the determination of net income (loss). Securities transactions are recorded on a trade-date basis.

The market value of securities owned at December 31, 2008, is as follows:

Equity securities	$ 1,204,329
Money market	7,374
Mutual funds	1,100,312
Total	$ 2,312,015

Fair Value Measurements

In 2008, we adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances and does not require any new fair value measurements.

The SFAS No. 157 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

2. Summary of Significant Accounting Policies (continued)

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We hold investments that are subject to valuation under SFAS No. 157. We do not have any liabilities subject to valuation under SFAS No. 157. The fair value of our marketable securities subject to fair value measurements and the necessary disclosures are as follows:

	Fair Value as of December 31, 2008	Fair Value Measurements as of December 31, 2008 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Equity securities	$ 1,204,329	$ 1,204,329	$ –	$ –
Money market	7,374	7,374	–	–
Mutual funds	1,100,312	1,100,312	–	–
Total	$ 2,312,015	$ 2,312,015	$ –	$ –

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* permits entities the option to measure many financial instruments and certain other items at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 allows the fair value option to be elected on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company chose not to apply this fair value option to any of its eligible assets. Trading securities are reported at fair value and unrealized gains and losses are included in earnings.

Due From Parent

Due from Parent includes amounts due from Morningstar, Inc. primarily for the use of net operating loss carryforwards and other tax benefits, generated by the Company.

2. Summary of Significant Accounting Policies (continued)

Computer Equipment and Capitalized Software

Computer equipment is stated at cost. The cost of computer equipment is depreciated using the straight-line method based upon the useful life of the equipment, generally three years. The Company also capitalizes certain software development costs in accordance with Emerging Issues Task Force (EITF) Issue No. 00-2, *Accounting for Web Site Development Costs*, and AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Depreciation of capitalized amounts is computed using the straight-line method over the expected useful life, generally three years.

The net book value of computer equipment and capitalized software at December 31, 2008, is as follows:

	Cost	Accumulated Depreciation	Net Book Value
Computer equipment	$ 226,169	$ (203,739)	$ 22,430
Capitalized software	215,194	(209,564)	5,630
Total	$ 441,363	$ (413,303)	$ 28,060

Stock-Based Compensation

Morningstar, Inc. measures and records stock-based compensation expense in accordance with the provisions of SFAS No. 123 (Revised 2004), *Share-Based Payment* (SFAS No. 123(R)). Morningstar, Inc. charges the Company stock-based compensation expense determined in accordance with SFAS No. 123(R) for stock options and restricted stock units granted to the Company's employees. In accordance with SFAS No. 123(R), Morningstar, Inc. estimates expected forfeitures at the grant date and recognizes compensation cost only for those awards expected to vest.

Deferred Income Taxes

The Company has established deferred income taxes for the temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Uncertain tax positions are recorded in accordance with Financial Accounting Standard Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty*

2. Summary of Significant Accounting Policies (continued)

in Income Taxes, an Interpretation of FASB Statement No. 109, which prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, and disclosure for uncertain tax positions. No changes in unrecognized tax benefits occurred during the year, and we do not have a liability recorded as of December 31, 2008. We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense in our statement of operations. We do not anticipate any significant changes in unrecognized tax benefits during the next 12 months.

Accounting for Sabbatical Leave

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with EITF No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences*, we record a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. As of December 31, 2008, the Company had accrued $225,000 for sabbatical earned by eligible employees.

New Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, *Disclosures About Derivative Instruments and Hedging Activities – an Amendment of SFAS No. 133*. The new standard is intended to improve financial reporting about derivative instruments and hedging activities (and disclosures) to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. To date, we have not engaged in currency or other hedging activities, and we do not currently have any positions in derivative instruments. Therefore, we do not expect the adoption of SFAS No. 161 will have any impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. SFAS No. 141(R) modifies the financial accounting and reporting of business combinations. SFAS No. 141(R) requires the acquirer to recognize and measure the fair value of the acquired operation as a whole, and the assets acquired and liabilities assumed at their full fair values as of

2. Summary of Significant Accounting Policies (continued)

the date control is obtained, regardless of the percentage ownership in the acquired operation or how the acquisition was achieved. SFAS No. 141(R) is effective for business combination transactions with acquisition dates on or after the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141(R) is required to be adopted concurrently with SFAS No. 160, *Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51*. SFAS No. 141(R) requires prospective application and prohibits earlier application. We do not expect the adoption of SFAS No. 141(R) will have any impact on our financial statements.

In December 2007, the FASB issued SFAS No. 160. SFAS No. 160 amends the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS No. 160 is required to be adopted concurrently with SFAS No. 141(R) and is effective for the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. We do not expect the adoption of SFAS No. 160 will have any impact on our financial statements.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2008, the Company had net capital, as defined, of $2,625,708, which was $2,525,708 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital, as defined, was 0.52 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals may be subject to restrictions or certain notification provisions of the rules of the SEC.

4. Defined-Contribution Plan

Substantially all employees of the Company participate in the defined-contribution 401(k) plan sponsored by Morningstar, Inc. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. The Company contributes an amount equal to the employee's contributions up to 7% of the employee's salaries. The Company's matching contributions were $264,655 for the year ended December 31, 2008.

5. Related-Party Transactions

Intercompany Agreement

The Company and Morningstar, Inc. have an intercompany agreement whereby the Company engages Morningstar, Inc. to provide capital and certain services. In 2008, the Company recorded expense under this intercompany agreement of $3,392,668. The breakdown of the expense is as follows:

General and administrative expenses, which represent an allocation of Morningstar, Inc. corporate compensation (including stock-based compensation) and other overhead costs	$ 2,325,170
Other operating expenses paid by Morningstar, Inc. on behalf of the Company	1,067,498
Total	$ 3,392,668

In 2008, the Company remitted monthly payments to Morningstar, Inc. for these services. At December 31, 2008, the Company had a payable to Morningstar, Inc. in the amount of $497,208.

Tax-Sharing Agreement

The Company and Morningstar, Inc. have a tax-sharing agreement (the Tax-Sharing Agreement) that outlines the responsibilities of each party concerning treatment of income tax liabilities and tax benefits generated by the Company. At December 31, 2008, the Company has a receivable from Morningstar, Inc. in the amount of $5,306,354 related to the Tax-Sharing Agreement for tax benefits of the Company utilized or expected to be utilized by Morningstar, Inc.

In accordance with the Tax-Sharing Agreement, as amended, Morningstar, Inc. will reimburse the Company $3,810,766 no later than the third quarter of 2009 for tax benefits related to 2007. Morningstar, Inc. is expected to reimburse the Company $1,495,588 in the future for tax benefits related to 2008.

5. Related-Party Transactions (continued)

Due From Parent

The following is a summary of the amount due from Parent at December 31, 2008:

Benefit of net operating loss – 2007	$ 3,810,766
Benefit of net operating loss – 2008	1,495,588
Amount due from Parent for tax benefits	5,306,354
Amount due to Parent for intercompany charges	(497,208)
Net amount due from Parent	$ 4,809,146

6. Income Taxes

The Company's income and expense are included in the consolidated U.S. federal income tax return of Morningstar, Inc. The Company's provision for U.S. federal income taxes is based upon the statutory rate after giving effect to the deduction for state and local taxes. With respect to state and local taxing authorities, the Company generally files its own tax return in those jurisdictions, which do not otherwise require inclusion in a consolidated return.

The components of the income tax benefit are as follows:

Deferred tax expense:	
Federal	$ (72,468)
State	(6,638)
Current tax benefit:	
Federal	575,516
State	65,653
Net income tax benefit	$ 562,063

The tax effects of the temporary differences that give rise to the deferred income tax asset as of December 31, 2008, are as follows:

Stock-based compensation	$ 68,380
Sabbatical liability	84,463
Other, net	41,154
Total deferred income tax asset, net	$ 193,997

6. Income Taxes (continued)

Management believes that it is more likely than not that this net deferred tax asset will be realized based on income tax laws and expectations of future taxable income from ordinary operations of Morningstar, Inc. Uncertainties surrounding income tax law changes and future operating income levels may, however, affect the ultimate realization of all or some of this deferred tax asset.

7. Stock-Based Compensation

Morningstar, Inc. charges the Company stock-based compensation expense determined in accordance with SFAS No. 123(R) for stock options and restricted stock units granted to the Company's employees.

These stock option and restricted stock units are granted in accordance with Morningstar, Inc.'s stock plans. Generally, the Company's employees are eligible for participation in these stock plans on the first day of employment. In general, stock options expire 10 years after the date of grant and vest ratably over a four-year period. Restricted stock units vest ratably over a four-year period.

The stock-based compensation expense recorded in 2008 by the Company for stock options and restricted stock units granted to employees under the various Morningstar, Inc. plans was $406,765.

Restricted Stock Units

Morningstar, Inc. measures the fair value of its restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. Morningstar, Inc. amortizes that value to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period.

7. Stock-Based Compensation (continued)

A summary of Morningstar, Inc. restricted stock units held by the Company's employees as of December 31, 2008, is as follows:

Restricted Stock Units	Shares	Weighted-Average Grant Date Fair Value
Restricted stock units – January 1, 2008	10,592	$52.83
Granted	4,581	$72.73
Vested	(2,427)	$51.59
Transferred	(742)	$54.86
Forfeited	(696)	$53.42
Restricted stock units – December 31, 2008	11,308	$60.99

As of December 31, 2008, the total amount of unrecognized stock-based compensation expense related to restricted stock units was approximately $578,500, which is expected to be recognized over an average period of approximately 34 months.

7. Stock-Based Compensation (continued)

Stock Options

A summary of Morningstar, Inc. stock options held by the Company's employees as of December 31, 2008, is as follows:

Stock Options	Shares	Weighted-Average Exercise Price
Options outstanding – January 1, 2008	119,864	$14.92
Granted	–	–
Transferred	200	$19.01
Canceled	(1,038)	$32.05
Exercised	(59,508)	$13.76
Options outstanding – December 31, 2008	59,518	$16.30
Options exercisable	51,553	$14.43

The total intrinsic value (difference between the market value of Morningstar, Inc.'s stock on the date of exercise and the exercise price of the option) of options exercised in 2008 was $475,500.

Additional information for Morningstar, Inc. options outstanding and options exercisable held by the Company's employees at December 31, 2008, is as follows:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Outstanding Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000)	Outstanding Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000)
$8.57 – $14.13	35,832	2.9	$11.29	$ 867	35,832	2.9	$11.29	$ 867
$17.42 – $39.40	23,686	6.3	$23.89	294	15,721	6.2	$21.58	226
$8.57 – $39.40	59,518	4.3	$16.30	$1,161	51,553	3.9	$14.43	$1,093
Vested or expected to vest								
$8.57 – $39.40	58,801	4.2	$16.15					

7. Stock-Based Compensation (continued)

The aggregate intrinsic value in the table above represents the total pretax intrinsic value based on our closing stock price of $35.50 on December 31, 2008, which would have been received by the option holders had all option holders exercised their options as of that date.

As of December 31, 2008, the total amount of unrecognized stock-based compensation expense related to stock options was approximately $37,000, which is expected to be recognized over a weighted-average period of approximately 9 months.

8. Contingency

In December 2004, the SEC notified Morningstar Associates, LLC, an affiliate of the Company, and Morningstar Investment Services, Inc. that it had begun an examination. Morningstar Associates, LLC subsequently received subpoenas from the SEC, the New York Attorney General's office, and the United States Department of Labor seeking information and documents from Morningstar Associates, LLC related to the investment consulting services Morningstar Associates, LLC offers to retirement plan providers, including fund lineup recommendations for retirement plan sponsors. In January 2007, the SEC notified Morningstar Associates, LLC that it ended its investigation. The New York Attorney General and United States Department of Labor investigations are ongoing. While we cannot rule out the possibility that information and documents pertaining to Morningstar Investment Services, Inc. may be requested, we do not believe that these investigations are focused on Morningstar Investment Services, Inc.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

STATEMENT OF FINANCIAL CONDITION

Morningstar Investment Services, Inc.
December 31, 2008
With Report of Independent Registered
Public Accounting Firm